Exhibit 99.1

News Release

PNI Digital Media to Present at LD MICRO Sixth Annual Conference

VANCOUVER, BC – November 25, 2013 - PNI Digital Media (TSX: PN) (OTCQB: PNDMF), (“PNI” or the “Company”), the leading innovator in online, mobile and in-store digital media solutions for retailers, today announced that Kyle Hall, Chief Executive Office, will present at the LD MICRO Sixth Annual Conference at 4:00pm, Track 3, on Tuesday December 3rd, 2013. The conference will take place at the Luxe Sunset Bel Air Hotel, Los Angeles.

PNI management will be available during the day on December 3rd for one-on-one meetings. Please contact LD MICRO at http://www.ldmicro.com to schedule a meeting.

About PNI Digital Media

PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books, photo calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

About LD MICRO

LD MICRO is a by-invitation only newsletter firm that focuses on finding undervalued companies in the micro-cap space. Since 2002, the firm has published an annual list of recommended stocks as well as comprehensive reports on select companies throughout the year. LD MICRO concentrates on finding, researching, and investing in companies that are overlooked by institutional investors. It is a non-registered investment advisor. For more info, please visit http://www.ldmicro.com.

For Press Please Contact:
James Binckly TMX Equicom (416) 815-0700 x228 jbinckly@tmxequicom.com Cameron Lawrence PNI Digital Media Inc. (604) 893-8955 x229 ir@pnimedia.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

News Release

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a registered trademark of PNI Digital Media Inc.  All other trademarks are copyright of their respective owners.